UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-51458

Hoku Corporation       The NASDAQ Global Market
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

1288 Ala Moana Blvd, Suite 220, Honolulu, Hawaii, 96814; (808) 682-7800
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.001 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)
☐	17 CFR 240.12d2-2(a)(2)
☐	17 CFR 240.12d2-2(a)(3)
☐	17 CFR 240.12d2-2(a)(4)
☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1
☒
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Explanatory Note:

As previously disclosed, Hoku Corporation (“Hoku”) is not in compliance with NASDAQ’s continuing listing requirements for The NASDAQ Global Market due to its inability to maintain a $1.00 minimum bid price and to file its annual report on Form 10-K, and Hoku does not expect it will be able to meet these requirements in the future.  On July 13, 2012, the Company announced that intends to voluntarily terminate the listing of its common stock on The NASDAQ Global Market by filing this Form 25.

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hoku Corporation certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Date:     July 16, 2012                                                           By: /s/ Xiaoming Yin
Name: Xiaoming Yin
Title: President